1-15264

02040590

P.E. 6-3-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's Name Into English)

No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K in English a public announcement of the resolutions passed at the 2001 annual general meeting, as appearing on the South China Morning Post on June 12, 2002.

CHALCO

中國鋁業股份有限公司

Aluminum Corporation of China Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

The 2001 AGM of the Company was held on June 12, 2002. All resolutions set out in the Notice of Annual General Meeting dated April 14, 2002 were passed at the 2001 AGM. In addition, the resolution proposed by Aluminum Corporation of China to nominate Mr. Yin Yufu for appointment as an executive Director of the Company was passed at the 2001 AGM.

RESOLUTIONS AT THE 2001 AGM

Each of the following was passed as an ordinary resolution at the 2001 Annual General Meeting ("2001 AGM") of Aluminum Corporation of China Limited (the "Company"):

1. The working report of the Board of Directors of the Company for the year ended December 31, 2001 was approved;
2. The working report of the Supervisory Committee of the Company for the year ended December 31, 2001 was approved;
3. The audited financial statements of the Company and the auditors' report for the year ended December 31, 2001 was approved;
4. The proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2001 was approved and the Board of Directors of the Company was authorized to distribute such dividend to shareholders;
5. The remunerations of the Directors and Supervisors of the Company for the year ending December 31, 2001 were approved;
6. The appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's international and PRC auditors, respectively, was approved to hold office until the conclusion of the following annual general meeting, and the Board of Directors of the Company was authorized to determine their remunerations;
7. Upon the passing of special resolution 8(b) below and upon the Company obtaining the approval of the relevant PRC authorities to the proposed amendment to the Articles of Association of the Company, Mr. Joseph C. Muscari and Mr. Chen Xiaozhou were appointed as two new non-executive Directors of the Company and the Board of Directors of the Company was authorized to fix their remunerations (if any);

Each of the following resolutions was passed as a special resolution at the 2001 AGM:

8. (a) the relevant articles in the Articles of Association of the Company were approved to be amended to reflect the total number of shares in the issued share capital of the Company upon completion of the Global Offering;

   (b) the number of Directors of the Company was approved to be increased from 7 to 9 and that subject to and conditional upon the Company obtaining the approval of the relevant PRC authorities, the number of Directors in Article 94 of the Articles of Association of the Company was approved to be amended to 9;

   (c) the Board of Directors of the Company was granted an unconditional general mandate to issue additional shares, Domestic Shares and/or H Shares, in the capital of the Company in the terms as set out in paragraphs 8(c), (d) and (e) of the Notice of General Meeting of the Company dated April 14, 2002.

The following additional resolution was proposed and passed at the 2001 AGM:

9. The resolution proposed by Aluminum Corporation of China to nominate Mr. Yin Yufu for appointment as an executive Director of the Company was approved as an ordinary resolution.

PAYMENT OF FINAL DIVIDENDS

Pursuant to resolution no.4 set out above and as authorized at the 2001 AGM, details of payment of dividends are as follows:

(a) A final dividend of RMB0.017 per share (inclusive of tax) will be paid to all shareholders whose names appeared on the H Share register of the Company on May 13, 2002.

(b) Dividends to holders of the Company's H Shares shall be paid in Hong Kong dollars based on the following formula:

$$\text{Final dividend in Hong Kong dollar} = \frac{\text{The RMB value of the final dividend}}{\text{The average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared}}$$

In respect of the Company's 2001 final dividends to be paid to holders of H Shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. June 12, 2002) was RMB1.00 to HK$0.943. Therefore, the dividend per H Share of the Company, being RMB0.017, will be HK$0.016.

(c) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect of the Company's H shares, which will be held on trust pending payment to the holders of such H Shares. Such final dividend will be paid by the Receiving Agent and will be despatched by Hong Kong Registrars Limited to the holders of H Shares who are entitled to receive the same by ordinary post at their own risk, on or before June 28, 2002.

By Order of the Board
Guo Shengkun
Chairman

Hong Kong, June 12, 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By: ______________________________

Name: Ding Haiyan

Title: Secretary to the Board of Directors

Dated: June 13, 2002

HKDOCS01/85494.1